901 Marquette Avenue, Suite 2500

Minneapolis, MN 55402-3211

800.847.4836 • thrivent.com

September 26, 2025

Via EDGAR

Mindy Rotter

Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

RE:  Thrivent Series Fund, Inc. (the “Registrant”)

File No. 811-04603

Dear Ms. Rotter:

We are writing to respond to the comments received from you via telephone on September 3, 2025, regarding the Registrant’s filings on Form N-CSR and Form N-CEN, each for the period ended December 31, 2024. Below is a description of the issues you raised and the Registrant’s responses.

1.

Comment: Advisory fees paid as disclosed in the portfolio statistics section of the TSR does not appear to be computed in accordance with item 27A(e) Fund Statistics instruction 2. Please review the disclosure and if incorrect, please inform in correspondence that going forward the disclosure will comply with requirements of Form N-1A.

Response: The registrant will ensure that the advisory fees paid as disclosed in the Fund Statistics section of the TSR will comply with the requirements of Form N-1A going forward.

2.

Comment: Please confirm in correspondence that funds identified as non-diversified funds continue to maintain their non-diversified status. The staff notes that if any of the funds have been operating as a diversified fund for more than 3 years that fund will require shareholder approval prior to changing its status back to a non-diversified fund.

Response: The registrant confirms that funds identified as non-diversified will be maintained as such.

3.

Comment: Please confirm in correspondence that the current Form N-CSR will be used going forward. The most recent version of the form can be found on the SEC website. The updated form includes items 4i and 4j that are required even if not applicable.

Response: The registrant will ensure the most current form N-CSR will be used in our filings going forward.

4.

Comment: For those funds that had exposure to derivatives during the last fiscal year end, the MDFP does not discuss the effect of the derivatives on the performance of the fund. If the performance was materially affected by the derivative exposure, there should be a discussion of the impact in the MDFP. Please ensure that future reports include such disclosure where applicable.

Response: The registrant will ensure that funds with performance materially impacted by derivative exposure include discussion of the impact in the MDFP.

5.	Comment: The staff noted non-cash income on the statement of operations for some of the funds. Please describe in correspondence the nature of this non-cash income.

Response: The registrant notes that during reporting periods, all income accounts are reviewed to determine if items need to be broken out into separate line items within the Statement of Operations. Procedures are in place to identify securities that Pay In-Kind. An example of non-cash income is dividend reinvestments. The basis of measurement for this activity is also disclosed within the Notes to Financial Statements under the Significant Accounting Policies section.

6.

Comment: Please review the responses provided in Form N-CEN filed on March 11, 2025, to items C.6a and C.6b, related to securities lending for the Thrivent Money Market Portfolio and explain in correspondence whether these responses need to be modified going forward.

Response: The registrant notes that item C.6a was appropriately answered “no” but item C.6b was erroneously answered “yes”. These responses will be modified going forward.

* * * * *

If you have any additional comments or questions, please feel free to contact me at (612) 844-7190.

Sincerely,

/s/ John D. Jackson

John D. Jackson

Senior Counsel – Thrivent

Secretary & Chief Legal Officer – Thrivent Series Fund, Inc.

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